UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       or

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      For the year ended September 30, 1999


                          Commission file number 1-8022



                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES

  AS OF SEPTEMBER 30, 1999 AND 1998, AND FOR THE YEAR ENDED September 30, 1999



Contents

Report of Independent Auditors                                          3

Statements of Net Assets Available for Benefits                         4

Statement of Changes in Net Assets Available for Benefits               5

Notes to Financial Statements                                        6-13

Supplemental Schedules

  Line 27a-Schedule of Assets Held for Investment Purposes             15

  Line 27d-Schedule of Reportable Transactions                         16

Signature                                                              17

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors       I-1

                         REPORT OF INDEPENDENT AUDITORS

The Pension Committee
CSX Corporation Capital Builder Plan
CSX Corporation
Richmond, Virginia

           We have audited the accompanying statements of net assets available for benefits of the CSX Corporation Capital Builder Plan as of September 30, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended September 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 1999 and 1998, and the changes in its net assets available for benefits for the year ended September 30, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of September 30, 1999 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                              /s/ ERNST & YOUNG LLP

Jacksonville, Florida
March 21, 2000

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Dollars in Thousands)

                                                          September 30,
                                                       1999           1998
                                                   -------------- --------------
ASSETS
 Investments, at fair value (see Note 3)              $319,203      $294,461

Receivables:
   Employer contributions                                   54            47
   Participant contributions                             1,073           653
                                                   -------------- --------------

TOTAL ASSETS                                           320,330       295,161

LIABILITIES
 Accrued expenses                                          365           161
                                                   -------------- --------------

TOTAL LIABILITIES                                          365           161
                                                   -------------- --------------

NET ASSETS AVAILABLE FOR BENEFITS                     $319,965      $295,000
                                                   ============== ==============


See Notes to Financial Statements.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For the YEAR ENDED SEPTEMBER 30, 1999
                             (Dollars in Thousands)


ADDITIONS
 Investment income:
  Dividends and interest                                          $  7,356
  Net appreciation in fair value of investments                     18,228
 Employer contributions                                             17,237
 Participant contributions                                          20,833
                                                               ---------------
                                                                    63,654

DEDUCTIONS
 Transfer of unallocated common stock fund to trust                 27,629
   fund (see Note 9)
 Distributions to participants                                      10,313
 Fees and expenses                                                     747
                                                               ---------------
                                                                    38,689

NET INCREASE                                                        24,965

Net Assets Available for Benefits at Beginning of Year             295,000
                                                               ---------------

Net Assets Available for Benefits at End of Year                  $319,965
                                                               ===============



See Notes to Financial Statements.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)

NOTE 1 -  DESCRIPTION OF THE PLAN

The following description of the CSX Corporation Capital Builder Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.

General:  The  Plan  is a  defined  contribution  plan  covering  certain  union
-------
employees of CSX Corporation (CSX) and affiliated companies (collectively, the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Each year,  participants may contribute,  in 1% multiples, up to
-------------
15% of annual compensation, as defined in the Plan. Certain eligible participants may also contribute other compensatory awards to the Plan. Subject to certain limitations, participants may reinvest distributions received from another qualified plan. Participants may revise investment direction daily.

The Company contributes a specified number of shares of CSX common stock on an annual basis to certain participant accounts of the eligible groups, as defined in the Plan. These shares may be purchased throughout the year and are classified as "unallocated" shares until credited to the participants' accounts. The CSX Common Stock & ESOP Fund held 96,864 shares valued at $4,105 and 730,302 shares valued at $30,718 representing unallocated shares at September 30, 1999 and 1998, respectively (see Note 9).

The Plan also provides for a Company matching contribution to certain eligible participant accounts an amount equal to the lesser of 50% of the participants' contributions or 3% of the participants' annual base compensation. All employer matching contributions are invested in CSX common stock.

Participant   Accounts:   Each  participant's   account  is  credited  with  the
----------------------
participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are allocated to active participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)



NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Vesting:  Participants are immediately vested in their contributions plus actual
-------
earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service, or upon death, disability or retirement.

Loans:  Participants may borrow from their fund account amounts equal to no more
-----
than the lesser of $50,000 in an aggregate amount of all loans from the Plan or 50% of their vested account balance. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the beginning of the quarter in which the loan originated. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits:  Upon  termination of service,  a participant may receive a
-------------------
lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive monthly installments over a 240 month period. A participant with an account balance of $5,000 or less shall be paid in lump sum.

Plan Termination: Although it has not expressed any intent to do so, the Company
----------------
has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Administrative Expenses: The administrative expenses of the Plan are paid by the
-----------------------
Company or from Plan funds as the Plan Sponsor directs. The Company paid a portion of the administrative expenses of the Plan in fiscal years 1999 and 1998.

                                CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)

NOTE 2 - Summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared on the
---------------------
accrual method of accounting.

Investment  Valuation  and Income  Recognition:  The Plan's  investments  in CSX
----------------------------------------------
Corporation common stock and mutual funds are stated at fair value. Fair value is based upon the reported sales price on the last business day of the Plan year. Collective trust fund participation units are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates:  The  preparation of financial  statements in conformity  with
----------------
accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification:  Certain amounts in the 1998 financial statements have been
----------------
reclassified to conform to the 1999 financial statement presentation.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)


NOTE 3 -  INVESTMENTS

The Plan's investments are held by The Northern Trust Company (the Trustee) in a bank administered trust fund. The following investments represent 5% or more of the Plan's net assets.

                                                                         September 30,
                                                                      1999           1998
                                                                  -------------- --------------
Investments, at fair value as determined by quoted market prices:
   MFO IDS Managed Stable Capital Income Fund                         $ 21,213       $ 18,095
   Vanguard Institutional Index Fund                                    46,809         33,111
   Twentieth Century Select Fund                                        26,416         18,438
   CSX Corporation common stock                                        210,901*       217,332*

*Includes nonparticipant-directed (see Note 4)

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $18,228 as follows:


Mutual funds                                                           $14,543
CSX Corporation common stock                                             2,560
Collective trust units                                                   1,125
                                                                  --------------
     Total Appreciation                                                $18,228
                                                                  ==============

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)


Note 4 - Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                          September 30,
                                                                       1999           1998
                                                                  -------------- --------------
Net Assets:
  CSX Corporation common stock                                        $170,566       $173,259


                                                                   Year ended
                                                               September 30, 1999
                                                          -----------------------------
Changes in Net Assets:
  Additions
     Contributions                                                    $ 16,815
     Net transfers from participant-directed investments
                                                                         1,432
     Dividends                                                           5,010
     Net appreciation in fair value of CSX
       Corporation common stock                                          2,048
  Deductions
     Benefits paid to participants                                     (5,494)
     Fees and Expenses                                                   (401)
     Transfer of unallocated common stock fund                        (22,103)
                                                                  --------------
  Net Decrease in Net Assets                                         ($ 2,693)
                                                                  ==============

Note 5 - Conrail Transaction

As a result of labor implementing agreements negotiated as part of the joint acquisition of Conrail Inc. by the Company and Norfolk Southern Corporation, approximately 7,000 additional employees, including current CSX employees and former Conrail employees, became eligible to participate in the Plan on June 1, 1999.

                                CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)

NOTE 6 - RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During fiscal years 1999 and 1998, the Plan reimbursed CSX and its subsidiaries $69 each plan year for these services.

The Plan received cash dividends from investments of CSX common stock in amounts of $6,152 and $5,534 during fiscal years 1999 and 1998, respectively.

The Trustee routinely invests assets in the Collective Short-Term Investment Fund of The Northern Trust Company. For the year ended September 30, 1999, transactions with this fund included 356 purchases at a total cost of $58,928 and 343 sales with a fair value of $58,398. For the year ended September 30, 1998, transactions with this fund included 145 purchases at a total cost of $31,115 and 157 sales with a fair value of $29,148.

NOTE 7 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 7, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

On September 15, 1999, the Plan applied for a new determination letter regarding a restatement of the Plan. The Plan Sponsor believes that the Plan remains qualified and therefore, the related trust is exempt from taxation.

                                CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits reported in the financial statements to Form 5500:

                                                            September 30, 1999
                                                          ----------------------

Net assets available for benefits per
  Financial statements                                             $319,965
Amounts allocated to withdrawing participants                          (454)
                                                          ----------------------

Net assets available for benefits per Form 5500                    $319,511
                                                          ======================

The following is a reconciliation of benefits paid to participants reported in the financial statements to Form 5500:

                                                                 Year Ended
                                                            September 30, 1999
                                                           ---------------------

Benefits paid to participants per the
  financial statements                                              $10,313
Add:  Amounts allocated to withdrawing
participants at September 30, 1999                                      454
Less: Amounts allocated to withdrawing
participants at September 30, 1998                                     (136)
                                                           ---------------------

Benefits paid to participants per
 Form 5500                                                          $10,631
                                                           =====================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30, but not yet paid as of that date.

                                CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                               SEPTEMBER 30, 1999
                             (Dollars in Thousands)


NOTE 9 - UNALLOCATED COMMON STOCK

During 1998, certain amounts were transferred to the Plan to purchase shares of CSX common stock on the open market in excess of the number of shares needed to discharge the Company's contribution obligations to the Plan for the year ended September 30, 1998. On July 12, 1999, the Company filed for a compliance statement under the Voluntary Compliance Resolution Program with respect to this issue. The Company received a compliance statement dated October 4, 1999 from the Internal Revenue Service (IRS) with respect to these transactions. The IRS determined that the Company's proposed methods of correction and revisions of administrative procedures are appropriate and qualification of the Plan is not affected. The proposed method of correction included transferring the unallocated common stock fund to a trust fund separate from the Plan. Prior to September 30, 1999, amounts from the unallocated stock fund with a fair value of $27,629, consisting of common shares with a fair value of $22,103 and cash of $5,526, had been transferred to this trust fund. The remaining unallocated common stock fund was transferred by December 31, 1999.

NOTE 10 - SUBSEQUENT EVENTS

Plan Year End:  Effective November 1, 1999, the Plan changed its fiscal year end
-------------
from September 30 to December 31.

Establishment  of Master Trust:  Effective  November 1, 1999, a Master Trust was
------------------------------
established for the investment of assets of the Plan and the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies, another Company sponsored retirement plan. The assets of the Master Trust are held by The Northern Trust Company. Each participating retirement plan has an undivided interest in the Master Trust. Investment income and expenses will be allocated to each plan based upon its pro-rata share in the net assets of the Master Trust.

                             SUPPLEMENTAL SCHEDULES


                                                       CSX CORPORATION
                                                    CAPITAL BUILDER PLAN
                                                      (Plan Number: 004)
                                         (Employer Identification Number: 62-1051971)
                                  Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                    SEPTEMBER 30, 1999
                                                  (Dollars in Thousands)

                                                            (c)
   (a)                                          Description of Investment
 Parties-                  (b)                   Including Maturity Date,                          (e)
   in          Identity of Issue, Borrower,       Date of Interest, Par,            (d)          Current
-interest       Lessor, or Similar Party       Collateral or Maturity Value         Cost          Value
----------- -------------------------------    ----------------------------    -------------   ------------

            Mutual Funds
            Twentieth Century                  Select Fund                      $  23,089        $  26,416
            Twentieth Century                  Vista Fund                           1,708            1,850
            Fidelity                           Equity-Income Fund                   2,639            2,540
            Morgan Stanley                     Institutional Equity Fund            1,159            1,188
            Vanguard                           Institutional Index Fund            49,529           46,809
                                                                               -------------   ------------

                                                                                   78,124           78,803

            Common Stock
    *       CSX Corporation                    Corporate common stock             176,528          210,901

            Collective Trust Fund
            MFO IDS                            Managed Stable Capital
                                               Income Fund                         19,458           21,213

            Loans to Participants
    *       The Plan                           Interest rates ranged from
                                               7.75% to 8.50%                           -            5,579
            Cash and Cash Equivalents
    *       The Northern Trust Company         Collective Short-Term
                                               Investment Fund                      2,707            2,707
                                                                               -------------   ------------

            TOTAL                                                                $276,817         $319,203
                                                                               =============   ============



* Parties-in-Interest.



                                                        CSX CORPORATION
                                                     CAPITAL BUILDER PLAN
                                                      (Plan Number: 004)
                                         (Employer Identification Number: 62-1051971)
                                         Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                 YEAR ENDED SEPTEMBER 30, 1999
                                                     (Dollars in Thousands)



                                                                                                            (h)
                                            (b)                                                           Current
                                    Description of Asset                                                 Value of
                                  Including Maturity Date         (c)        (d)                         Asset on         (i)
             (a)                 and Interest Rate in Case      Purchase   Selling          (g)         Transaction       Net
 Identity of Party Involved              of a Loan               Price      Price      Cost of Asset       Date        Gain/(Loss)
------------------------------   ---------------------------    --------   --------    --------------   ------------   -----------

Category (iii) - series of securities transactions in excess of 5% of plan assets

--------------------------------------------------------------------------------------------------

The Northern Trust Company       Collective Short-Term           58,928           -           58,928         58,928             -
                                 Investment Fund
                                                                      -      58,398           58,398         58,398             -



There were no category (i), (ii) or (iv) reportable transactions during the year ended September 30, 1999. Columns (e) and (f) have not been presented as this information is not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            CSX CORPORATION CAPITAL BUILDER PLAN

                                    By:     /s/ JAMES L. ROSS
                                            -----------------
                                            James L. Ross
                                            Vice President and Controller
                                            CSX Corporation
                                           (Plan Sponsor)


Date:  March 27, 2000